UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	ANGIOTECH ANNOUNCES PRELIMINARY THIRD QUARTER FINANCIAL RESULTS AND UPDATES FISCAL 2007 OUTLOOK

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

TAXUS® is a registered trademark of Boston Scientific Corporation.

Quill™ is a trademark of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.

Vascular Wrap™ is a trademark of Angiotech Pharmaceuticals, Inc.

HemoStream™ is a trademark of Rex Medical, LP, used under license by Angiotech.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 19, 2007

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
PRESS RELEASE
October 19, 2007

ANGIOTECH ANNOUNCES PRELIMINARY THIRD QUARTER FINANCIAL RESULTS AND UPDATES FISCAL 2007 OUTLOOK

VANCOUVER, BC, October 19, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced preliminary financial results from the third quarter ended September 30, 2007 and updated its financial outlook for the full year ending December 31, 2007, in conjunction with the release of Boston Scientific Corporation’s (BSC) third quarter financial results earlier today. Angiotech will release its complete third quarter financial results, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, and hold its third quarter results conference call for analysts and investors, as scheduled on November 1, 2007.

Selected preliminary unaudited financial results for the third quarter are as follows:

•

Total revenues were $68.0 million.

•

Net product sales were $41.4 million and were derived primarily from sales of our various single-use specialty medical devices as well as from sales of medical device components to third parties.

•

Royalty revenue was $26.6 million and included $24.9 million of royalty revenue derived from sales by BSC of paclitaxel-eluting coronary stent systems.

•

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash and non-recurring items) was $7.2 million. Excluding research and development expenses, the significant majority of which are discretionary and relate primarily to our Pharmaceutical Technologies segment, Adjusted EBITDA would be $19.8 million.

•

Cash and long-term investments were $132.7 million.

•

Angiotech expects to post a net loss on a GAAP and adjusted basis for the third quarter, pending finalization of certain tax items.

With the third quarter results as reported, we are updating our full year 2007 outlook as follows:

•

We are updating our full year 2007 expected royalty revenue range to $118 million to $120 million, based on third quarter paclitaxel-eluting stent sales of $448 million announced by BSC in its third quarter earnings release earlier today and from which we will derive and record royalty revenue in our fourth quarter of 2007. BSC announced on October 16 that it plans to present a broad range of clinical trial data reinforcing the safety and efficacy of TAXUS® coronary stent systems at the upcoming Transcatheter Cardiovascular Therapeutics (TCT 2007) scientific symposium, which runs from October 20 to 25 in Washington, DC.

•

We are revising our 2007 medical product sales outlook to a range of $171 million to $173 million, from our previous range of $190 million to $210 million. Our previous range included expected revenue of $180 million to $190 million from medical products obtained in the acquisition of American Medical Instruments, Inc. (AMI) and $10 million to $30 million from new product lines. We expect fourth quarter net medical product sales to be between $42 million and $44 million.

•

Our full year 2007 outlook for revenue derived from sales of medical products obtained from AMI is modestly lower as compared to our original expectations as a result of our decision to de-emphasize or discontinue certain product lines that were generating limited or negative contribution margins in the second half of 2007. In addition, our previously announced decision to consolidate certain operations and close our facility in Syracuse, NY has impacted the shipment and production timing of a limited number of orders for surgical needles.

•

Our original full year 2007 outlook for sales revenue derived from certain new product lines was $10 million to $30 million. At the present time we expect to begin generating more substantial revenue from these sources starting in 2008, rather than in the second half of 2007 as originally expected, as a result of several factors, including:

o

Longer regulatory review times than originally expected, primarily for our Vascular Wrap™ product candidate in the European Union (EU). While we completed our EU clinical trial and submitted all regulatory filings as planned, review and approval timelines are entirely at the discretion of the regulatory body in the EU, and are not specifically mandated. We had originally expected this product candidate would be approved for sale by the third quarter of 2007. We now expect this product candidate, should it receive EU regulatory approval, to be available for sale in first half of 2008;

o

An initial “time to first order” of 9 to 12 months, as opposed to the originally forecasted 3 to 6 months, for our Quill™ SRS product line in the majority of customer accounts. Importantly, we continue to remain on track to sign up approximately 275 customer accounts by year-end. As of October 2007, we had signed approximately 230 Quill™ SRS customer accounts, including 67 hospitals, 89 clinics and 74 physician offices, as compared to only a small number of ordering accounts and fewer than 10 hospitals as of June 2007. As a result of positive physician reception for the Quill™ SRS product launch, we have accelerated our investments in sales and marketing, completed our hiring plans ahead of our original schedule, and will continue to invest research and development resources to expand the Quill™ SRS product line, with the goal of offering approximately 40 Quill™ SRS SKUs by year-end.

•

Our full year 2007 outlook for certain expenses, including selling, general and administrative and research and development expenses, remains consistent with ranges as previously communicated, with increases in sales and marketing related expenses as compared to the upper end of the range a possibility. This outlook is inclusive of investments in the second half of 2007 relating to:

o

Sales force expansion, product launch and market development initiatives for Quill™ SRS and our interventional business;

o

Launch preparation activities related to our HemoStream™ dialysis catheter product line, which recently received regulatory approval one quarter in advance of our original expectations;

o

The acceleration of clinical trial activities relating to our Vascular Wrap™ product candidate in the U.S.;

o

EU product launch and U.S. clinical trial activities relating to our Bio-Seal™ lung biopsy product line.

•

As a result of the revenue delays and the decision to maintain investment in critical programs, we are updating our full year 2007 Adjusted EBITDA outlook range to $47 million to $50 million from the previously stated $85 million to $95 million. Excluding research and development expenses, the significant majority of which are discretionary and relate primarily to our Pharmaceutical Technologies segment, our expected Adjusted EBITDA range would be $99 million to $102 million.

•

Our outlook regarding adjusted net income per share for 2007 will be updated on November 1, 2007, pending finalization of certain tax items.

We caution that the information above concerning our revised outlook for 2007 is forward-looking and accordingly, actual results may differ materially.

“We remain optimistic about our numerous new product opportunities and the revenue potential they provide for Angiotech. Physician excitement for Quill™ SRS and other new Angiotech products, our recent positive clinical trial results for our 5-FU CVC product candidate, and the continued progress of our various research and product development programs give us confidence that we should see improved product revenue growth in 2008,” said Dr. William Hunter, President and CEO of Angiotech.

“While we had hoped to achieve higher revenues and adjusted EBITDA in the third and fourth quarters of 2007 – the largest impact coming from the delayed timing of revenue from newly launched products – we anticipate that our various businesses and investments in sales, marketing and medical research will deliver growth in 2008, ” said Thomas Bailey, Chief Financial Officer of Angiotech.

Upcoming Third Quarter Conference Call Information

A conference call to discuss these financial results will be held on Thursday, November 1, 2007 at 8:00 AM PT (11:00 AM ET).

Dial-in information:

North America (toll free):  (800) 901-5213

International:  (617) 786-2962

Enter passcode:  75137732

A replay archive of the conference call will be available until November 8, 2007 by calling (888) 286-8010 (in North America) or (617) 801-6888 (International) and entering Passcode 15190735.

A live webcast will be available to all interested parties through Angiotech’s website at www.angiotech.com in the Investor Relations section.

Financial Information and Certain Non-GAAP Financial Measures

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under GAAP unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

This press release contains preliminary unaudited financial results for the three month period ended and as of September 30, 2007. Because the selected financial results described in this release are preliminary, these results remain subject to change to reflect necessary corrections or adjustments or changes in accounting estimates that are identified prior to the time that we release our complete third quarter results. Actual results may vary from the results presented in this release. We will release our complete third quarter financial results, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, and hold our third quarter results conference call for analysts and investors, as scheduled on November 1, 2007.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock-based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and Adjusted EBITDA also exclude litigation expenses related to defending intellectual property claims. Adjusted net income from continuing operations, adjusted net income per share from continuing operations, and Adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses certain non-GAAP or adjusted operating measures to establish operational goals and assess corporate performance, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider this non-GAAP measure in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.

The financial outlook in this press release presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure or which at this time cannot be quantitatively reconciled to GAAP financial information. Specifically, reconciliation of our EBITDA and Adjusted EBITDA outlook to GAAP-based financial information is not feasible at this time, as it would require the estimation of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our underlying business performance, including stock-based compensation expenses, litigation expenses and foreign exchange gains or losses.

Note on Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

TAXUS® is a registered trademark of Boston Scientific Corporation.

Quill™ is a trademark of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.

Vascular Wrap™ is a trademark of Angiotech Pharmaceuticals, Inc.

HemoStream™ is a trademark of Rex Medical, LP, used under license by Angiotech.

About Angiotech

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Media:

Jodi Regts

Senior Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930

jregts@angio.com

Analyst and Investors:

Deirdre Neary

Manager, Investor Relations

Angiotech Pharmaceuticals, Inc.

(604) 222-7056

dneary@angio.com

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

(in thousands of U.S.$)	Three months ended September 30, 2007

Loss from continuing operations before income taxes on a GAAP basis	(17,072)
Interest expense on long-term debt	13,281
Depreciation and amortization from continuing operations	9,153
EBITDA from continuing operations	5,362
Adjustments:
Non-recurring revenue, net of license fees	(54)
Stock-based compensation	1,353
Litigation expenses	908
Foreign exchange gain	(41)
Investment and other income	(2,072)
Severance/restructuring costs	1,454
E&O inventory adjustment	253
Adjusted EBITDA	7,163

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